UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

 (Amendment No. 1)*

VistaGen Therapeutics, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
 (Title of Class of Securities)

92840H202
 (CUSIP Number)

August 11, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92840H202		13G	Page 2 of 11 Pages
1	NAME OF REPORTING PERSONS Moshe Arkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 838,200 (*)
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 838,200 (*)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 838,200 (*)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.52% (*) (**)
12	TYPE OF REPORTING PERSON (See instructions) IN

(*) Consists of 544,100 shares of Common Stock and 294,100 warrants (each convertible into one share of Common Stock).  The beneficial ownership of the securities reported herein is described in Item 4(a).

(**) Based on 7,970,705 shares of Common Stock outstanding as of August 11, 2016 (as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission ("SEC") on August 12, 2016).

CUSIP No. 92840H202		13G	Page 3 of 11 Pages
1	NAME OF REPORTING PERSONS Sphera Funds Management Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 838,200 (*)
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 838,200 (*)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 838,200 (*)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.52% (*) (**)
12	TYPE OF REPORTING PERSON (See instructions) CO

(*) Consists of 544,100 shares of Common Stock and 294,100 warrants (each convertible into one share of Common Stock).  The beneficial ownership of the securities reported herein is described in Item 4(a).

(**) Based on 7,970,705 shares of Common Stock outstanding as of August 11, 2016 (as reported in the Issuer's Form 10-Q filed with the SEC on August 12, 2016).

CUSIP No. 92840H202		13G	Page 4 of 11 Pages
1	NAME OF REPORTING PERSONS Sphera Global Healthcare GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 838,200 (*)
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 838,200 (*)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 838,200 (*)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.52% (*) (**)
12	TYPE OF REPORTING PERSON (See instructions) CO

(*) Consists of 544,100 shares of Common Stock and 294,100 warrants (each convertible into one share of Common Stock).  The beneficial ownership of the securities reported herein is described in Item 4(a).

(**) Based on 7,970,705 shares of Common Stock outstanding as of August 11, 2016 (as reported in the Issuer's Form 10-Q filed with the SEC on August 12, 2016).

CUSIP No. 92840H202		13G	Page 5 of 11 Pages
1	NAME OF REPORTING PERSONS Sphera Global Healthcare Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 838,200 (*)
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 838,200 (*)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 838,200 (*)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.52% (*) (**)
12	TYPE OF REPORTING PERSON (See instructions) CO

(*) Consists of 544,100 shares of Common Stock and 294,100 warrants (each convertible into one share of Common Stock).  The beneficial ownership of the securities reported herein is described in Item 4(a).

(**) Based on 7,970,705 shares of Common Stock outstanding as of August 11, 2016 (as reported in the Issuer's Form 10-Q filed with the SEC on August 12, 2016).

Item 1. (a)	Name of Issuer:

VistaGen Therapeutics, Inc.

(b)	Address of Issuer's Principal Executive Offices:

343 Allerton Avenue, South San Francisco, CA 94080

Item 2. (a)	Name of Person Filing:

Moshe Arkin

Sphera Funds Management Ltd.

Sphera Global Healthcare GP Ltd.

Sphera Global Healthcare Management LP

(b)	Address of Principal Business Office:

Moshe Arkin – 6 Hachoshlim St., Herzelia, Israel

Sphera Funds Management Ltd. – 21 Ha'arba'ah Street, Tel Aviv 64739, Israel

Sphera Global Healthcare GP Ltd. – 21 Ha'arba'ah Street, Tel Aviv 64739, Israel

Sphera Global Healthcare Management LP – 21 Ha'arba'ah Street, Tel Aviv 64739, Israel

(c)	Citizenship:

Moshe Arkin – Israel

Sphera Funds Management Ltd. – Israel

Sphera Global Healthcare GP Ltd. – Israel

Sphera Global Healthcare Management LP – Israel

(d)	Title of Class of Securities:

Common Stock, $0.001 par value

(e)	CUSIP Number:

92840H202

Item 3.	Not applicable.

Item 4.	Ownership:

(a)	Amount beneficially owned:

See row 9 of cover page of each reporting person.

The securities reported herein are beneficially owned as follows:

•
525,601 shares of Common Stock and 283,689  warrants (each convertible into one share of Common Stock), representing a total of 10.15% of the total shares of Common Stock outstanding, are held directly by Sphera Global Healthcare Master Fund, which has delegated its investment management authority to Sphera Global Healthcare Management Ltd. (the "Management Company").

•
18,499 shares of Common Stock and 10,411 warrants (each convertible into one share of Common Stock), representing a total of 0.36% of the total shares of Common Stock outstanding, are held directly by HFR HE Sphera Global Healthcare Master Trust, which has delegated its investment management authority to the Management Company.

The Management Company is managed, controlled, and operated by its general partner, Sphera Global Healthcare GP Ltd., which is controlled jointly by Sphera Funds Management Ltd. and Moshe Arkin.

This Statement shall not be construed as an admission by any of the Reporting Persons that it is the beneficial owner of any of the securities covered by this Statement, and each Reporting Person disclaims beneficial ownership of any such securities.  In addition, the Reporting Persons and other entities named in this Schedule 13G may be deemed to constitute a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934.  Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that a group exists for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose, and each of the Reporting Persons and other entities named in this Schedule 13G disclaims the existence of any such group.

(b)	Percent of class:

See row 11 of cover page of each reporting person

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See row 5 of cover page of each reporting person

(ii)	Shared power to vote or to direct the vote:

See row 6 of cover page of each reporting person and note in Item 4(a) above

(iii)	Sole power to dispose or to direct the disposition of:

See row 7 of cover page of each reporting person

(iv)	Shared power to dispose or to direct the disposition of:

See row 8 of cover page of each reporting person and note in Item 4(a) above

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 24, 2017

Moshe Arkin

/s/ Moshe Arkin
By: Moshe Arkin

Sphera Funds Management Ltd.

/s/ Neomi Elpeleg
By: Neomi Elpeleg
 Title: Chief Financial Officer

Sphera Global Healthcare GP Ltd.

/s/ Neomi Elpeleg
By: Neomi Elpeleg
 Title: Chief Financial Officer

Sphera Global Healthcare Management LP

/s/ Ori Goldfarb
By: Ori Goldfarb
 Title: Chief Executive Officer

EXHIBIT NO.     DESCRIPTION

Exhibit 1	Joint Filing Agreement by and among the Reporting Persons, dated as of June 22, 2016 (incorporated herein by reference to Exhibit 1 to the Schedule 13G filed on June 22, 2016).